December 17, 2014	Michael J. Denny D 704/331-7488 F 704/353-3188 mike.denny@klgates.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Karl Hiller
Kim Calder Michael Fay

	Re:	Snyder’s-Lance, Inc. Form 10-K for the fiscal year ended December 28, 2013 Filed February 25, 2014 File No. 000-00398

Ladies and Gentlemen:

On behalf of our client, Snyder’s-Lance, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated December 17, 2014 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K. Due to planned vacation schedules for the upcoming holidays and our year end reporting requirements, the Company hereby requests an extension of time to respond to the Comment Letter so that it can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s former and current independent registered public accounting firms. The Company expects to submit its response no later than February 2, 2015, and will appreciate the Staff’s courtesy in this matter.

If you have any questions, please do not hesitate to contact me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny

Michael J. Denny of K&L Gates LLP

cc:	Rick D. Puckett, Executive Vice President and Chief Financial Officer

Margaret E. Wicklund, Corporate Controller and Principal Accounting Officer

A. Zachary Smith III, Chief General Counsel

Snyder’s-Lance, Inc.